

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 30, 2016

Via e-mail
Susan K. Carter
Senior Vice President
 and Chief Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

> **Re:** **Ingersoll-Rand Public Limited Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-34400**

Dear Ms. Carter:

We have reviewed your June 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 8. Consolidated Financial Statements

Note 15. Income Taxes, page F-34

1. Refer to comment 5. You indicate that the item "Reductions based on tax positions related to prior years" includes, in part, reductions arising from expiration of the statute of limitations. However, we see a separate item for reductions related to lapses of the statute of limitations on the roll-forward of uncertain tax positions presented on page F-

37. Accordingly, please further clarify for us how reductions related to expiration of the statute of limitations are presented in your roll-forward.

2. Refer to comment 5. Please describe to us the principle components of the re-measurements resulting in reductions of uncertain tax position liabilities for pre-2015 exposures.

Note 20. Guarantor Financial Information, page F-46

3. Refer to comment 6. We note your disclosure that you believe the impact of the revisions to the guarantor financial information was not material to your consolidated financial statements taken as a whole. However, we see the quantitative significance of the revisions to the information presented, that errors existed since at least 2013 and that there are additional errors in the guarantor financial information disclosed in the Form 10-Q for the quarter ended March 31, 2016. We also note that substantially all of your debt is subject to the guarantor disclosure guidance of Article 10 of Regulation S-X. Please help us better understand your materiality analysis by responding to the following:

- Quantify the amounts of the corrections described in your response.

- Tell us how many reporting periods are impacted by the errors in the guarantor financial information.

- Describe the specific nature of the significant deficiency referred to in your response.

- Describe to us the internal controls for preparation and review of the guarantor financial information for periods prior to the revisions and describe why your internal controls failed to detect the errors in a timely manner.

- Describe to us the basis for your conclusion that the underlying control deficiencies did not result in a material weakness in internal control over financial reporting during the affected periods. Also, describe how the control deficiencies were considered in your conclusion that disclosure controls and procedures were effective at December 31, 2015.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery